StaySafe Building Technology, Inc.

Financial Statements
With Independent Accountants' Review Report

December 31, 2021



PINNACLE
Accountancy Group of Utah
Certified Public Accountants

a dba of Heaton & Company, PLLC



PINNACLE
Accountancy Group of Utah
Certified Public Accountants

a dba of Heaton & Company, PLLC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholders
StaySafe Building Technology, Inc.

We have reviewed the accompanying financial statements of StaySafe Building Technology, Inc. (the Company), which comprise the balance sheet as of December 31, 2021, and the related statements of operations and changes in stockholders' equity and cash flows for the period from February 5, 2021 (inception) to December 31, 2021, and the related notes to the financial statements (collectively referred to as the financial statements). A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Pinnacle Accountancy Group of Utah

Pinnacle Accountancy Group of Utah
Farmington, Utah
April 29, 2022


StaySafe Building Technology, Inc.
Balance Sheet
(Unaudited)


		As of December 31, 2021
ASSETS		
Current Assets		
Cash	$	1,098
Prepaid expenses and deposits		3,034
Inventory		6,560
Total Current Assets		10,692
Intangible Assets		202,773
Organizational Costs		17,141
TOTAL ASSETS	$	**230,606**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$	17,460
Advances from related parties		19,398
Total Current Liabilities		36,858
Total Liabilities		36,858
Stockholders' Equity		
Preferred stock: $0.0001 par value, 50,000,000 shares authorized and 0 shares issued and outstanding		-
Common stock: $0.0001 par value, 200,000,000 shares authorized; 11,040,000 shares issued and outstanding		1,104
Additional paid-In capital		207,134
Accumulated deficit		(14,490)
Total Stockholders' Equity		193,748
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**230,606**


The accompanying notes are an integral part of these unaudited financial statements.


StaySafe Building Technology, Inc.
Statement of Operations
(Unaudited)

		From inception (February 5, 2021) to December 31, 2021
Operating Expenses		
General and administrative	$	5,380
Professional Fees		9,110
Total operating expenses		14,490
Net loss	$	(14,490)
Basic and Diluted Loss per Common Share	$	(0.00)
Basic and Diluted Weighted Average Common Shares Outstanding		10,120,000

The accompanying notes are an integral part of these unaudited financial statements.

StaySafe Building Technology, Inc.
Statement of Changes in Stockholders' Equity
For the Period from Inception (February 5, 2021) to December 31, 2021

(Unaudited)

	Common Stock			Additional paid-in capital	Accumulated Deficit	Total Stockholders' Equity
	Number of Shares		Amount			
Balance – February 5, 2021 (inception)	-	$	-	$ -	$ -	$ -
Shares issued for intangible assets	11,040,000		1,104	201,669	-	202,773
Contribution	-		-	5,465	-	5,465
Net loss	-		-	-	(14,490)	(14,490)
Balance - December 31, 2021	11,040,000	$	1,104	$ 207,134	$ (14,490)	$ 193,748

The accompanying notes are an integral part of these unaudited financial statements.

StaySafe Building Technology, Inc.
Statement Of Cash Flows
(Unaudited)

		From Inception (February 5, 2021) to December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(14,490)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Inventory		(6,560)
Prepaid expenses and deposits		(3,034)
Accounts payable		17,460
Net cash used in operating activities		(6,624)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for organizational costs		(17,141)
Net cash used in investing activities		(17,141)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from related party advances		19,398
Proceeds from contributions		5,465
Net cash provided by financing activity	$	24,863
Net cash increase for period	$	1,098
Cash at end of period	$	1,098
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-
Non-cash investing and financing activities:		
Common stock issued for intangible assets	$	202,773

The accompanying notes are an integral part of these unaudited financial statements.

NOTE 1 –NATURE OF OPERATIONS

StaySafe Concrete Products Inc. (the Company) was incorporated in Delaware on February 5, 2021. The Company name was changed to StaySafe Building Technology, Inc. on December 10, 2021. The Company is addressing infrastructure and coastal housing needs by designing innovative products that provide a safer and more sustainable infrastructure. The Company focuses on six areas when developing products, including (1) the marine industry, sustainable sea walls, docks, and piers (2) the resort industry, providing modular vacation villas, (3) the commercial construction market, developing high-performing concrete products used in tilt-up, and SIP panel construction, fencing and protective walls (4) for residential development market, the Company provides raised and floating foundation systems and modular buildings (5) For military and law enforcement agencies, we develop protective walls and buildings. (6) Tokenization platform to market selected products and services on a blockchain. All products are produced by "Teaming Partners" and the Company markets the products to buyers worldwide.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared in conformity with United States generally accepted accounting principles (the "U.S. GAAP"), which contemplate continuation of the Company as a going concern. As a start-up, the Company has had no revenues and has accumulated losses through December 31, 2021. The Company currently has limited working capital and has not established a source of revenues sufficient to cover operating costs over an extended period of time. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management anticipates that the Company will be dependent, for the near future, on additional investment capital from its principal stockholder to fund operating expenses. The Company may also raise additional funds through equity and/or debt financing. However, there are no assurances that the Company will be successful in any of its endeavors or become financially viable and continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash and Cash Equivalents

The Company considers all highly liquid investments with the original maturities of three months or less to be cash equivalents.

Basic Earnings (Loss) Per Share

The Company computes earnings (loss) per share in accordance with FASB ASC 260 "Earnings per Share." Basic loss per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted income (loss) per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive loss per share excludes all potential common shares if their effect is antidilutive. There were no potentially dilutive debt or equity instruments issued or outstanding as of December 31, 2021.

<u>Intangible Assets</u>

In accordance with the provisions of the applicable authoritative guidance, the Company's long-lived assets and amortizable intangible assets are tested for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. The Company assesses the recoverability of such assets by determining whether their carrying value can be recovered through undiscounted future operating cash flows, including its estimates of revenue driven by assumed market segment share and estimated costs. If impairment is indicated, the Company measures the amount of such impairment by comparing the fair value to the carrying value.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Inventories</u>

Inventories are stated at lower of cost or net realizable value, with cost being determined on the first-in, first-out ("FIFO") method.

As of December 31, 2021 the Company had inventory of $6,560 which consisted of work-in process.

<u>Recent Accounting Pronouncements</u>

The Company has reviewed all the recently issued, but not yet effective, accounting pronouncements and does not believe any of these pronouncements will have a material impact on the Company.

NOTE 4 – STOCKHOLDERS' EQUITY

The Company has 200,000,000 authorized shares of common stock, $0.001 par value per share.

During February 2021, the Company issued 5,520,000 shares to each of the President and Secretary in exchange for cash and contributed assets (see Note 5) with a combined aggregate value of $202,773 equating to a per share price of $0.018.

The Company received contributions from a shareholder of $5,465 during the period from February 5, 2021 (inception) to December 31, 2021 (see Note 5).

As of December 31, 2021, there were 11,040,000 issued shares of common stock and 960,000 shares of common stock reserved for issuance to officers and directors of the Company, other than the President and Secretary.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company exchanged $202,773 worth of intangible assets for 5,520,000 shares of our common stock with a par value of $0.0001 per share from Premier UHPC, LLC a company owned by Brett Meisenheimer, who is now a Senior Vice President and Director of StaySafe Concrete Products Inc.

The asset exchange included discoveries, ideas, business plans, concepts, improvements, domain names, inventions (whether patentable or not), knowledge, know-how, processes, information, data, data collections, procedures, processes, techniques, designs, drawings, flow charts, software code (in any form including source code and executable or object code), user interface, wire frames, formulae, computer programs, trade secrets, works of authorship and trade marks used in connection with our related to the business of the Company, including brand names, product names, logos and slogans, and associated good will. The foregoing includes, without limitation, the following additional intellectual property:

A. Architectural Plans and specification

B. Structural drawings

C. Patent applications

<u>Advance from Shareholders and Contributions</u>

During 2021, Brett Meisenheimer, who is now a Senior Vice President and Director of the Company and a major shareholder advanced the Company $9,500 and also contributed $5,465 to pay for start-up and organizational costs of the Company.

During 2021, Kyle Meyer, who is President and Chief Executive Officer of the Company and a major shareholder advanced the Company $9,898 to pay for start-up and organizational costs of the Company.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

We presently have no material commitments and contingencies.

NOTE 7 – INTANGIBLE ASSETS

The Company exchanged $202,773 worth of intangible assets for 5,520,000 shares of our common stock with a par value of $0.0001 per share from Premier UHPC, LLC a company owned by Brett Meisenheimer, who is not a Senior Vice President and Director of the Company.

The asset exchange included Assignor's discoveries, ideas, business plans, concepts, improvements domain names, inventions (whether patentable or not), knowledge, know-how, processes, information, data, data collections, procedures, processes, techniques, designs, drawings, flow charts, software code (in any form including source code and executable or object code), user interface, wire frames, formulae, computer programs, trade secrets, works of authorship and trademarks used in connection with or related to the business of the Company, including brand names, product names, logos and slogans, and associated goodwill. The foregoing includes, without limitation, the following additional intellectual property:

A. Architectural Plans and specification for:

    1.   Modular Villa Know as SS Sunflower

B. Structural drawing for:

    1.   Barge foundation
    2.   Modular SS Sunflower Villa
    3.   Seawall System
    4.   SIP panels
    5.   Raised slab foundations
    6.   Customer sales list MailChimp
    7.   Teaming Agreements
    8.   Web Content www.staysafeconcrete.com

C. Patent applications for:

    1.   SIP Panels
    2.   UHPC encased lumber
    3.   Seawall design system
    4.   Raised slap foundation system

As of December 31, 2021, the unamortized balance of the intangible assets related to purchase of plans, specs, lists, teaming agreements, and web content was $202,773.

NOTE 8 – INCOME TAX

The Company accounts for income taxes under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 740, Income Taxes ("ASC 740"). ASC 740 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements. The Company does not have any material unrecognized tax benefits as of December 31, 2021.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the period presented. The Company had no accruals for interest and penalties at December 31, 2021.

The Company's federal income tax returns for the years ended December 31, 2021 remain subject to examination by the Internal Revenue Service.

During 2021, the Company incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved.

Net deferred tax assets consist of the following components as of December 31, 2021:

	2021
Deferred tax asset:	
Net operating loss carryover	3,043
Valuation allowance	(3,043)
Net deferred tax asset	-

The expected tax expense (benefit) based on the U.S. federal statutory rate (21%) is reconciled with actual tax expense (benefit) as follows:

	2021
Book income (loss)	(3,043)
Valuation allowance	3,043
Income tax expense	-

As of December 31, 2021, the Company has taxable net loss carryovers of approximately $14,049 that may be offset against future taxable income

NOTE 9 – SUBSEQUENT EVENTS

In accordance with ASC 855, "Subsequent Events," the Company has analyzed its operations subsequent to December 31, 2021, through April 29, 2022 which is the date these financial statements were available to be issued, and has determined that the following transaction should be disclosed in these financial statements.

On April 4, 2022, the Company received $56,480 from a first closing on its capital raise conducted by Wefunder.com. This money will be used for ordinary business expenses and product development.